Prospectus Supplement No. 5	Filed pursuant to Rule 424(b)(3)
to Prospectus dated July 5, 2006	Registration File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2005, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our registration statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Private Placement
On March 30, 2007, we entered into an agreement related to, and completed, a private placement of an aggregate of 5,000,000 shares of our common stock, par value $0.001 per share, and warrants to purchase 2,500,000 shares of our common stock. We sold 5,000,000 investment units in the private placement at a per unit purchase price equal to $2.25 for gross proceeds to us of $11.25 million. These sales were made pursuant to a Securities Purchase Agreement that we entered into with certain institutional and individual accredited investors, effective as of March 30, 2007. Our Chief Executive Officer and Chairman, Alvin H. Clemens, purchased 1.0 million units in the private placement.
Each unit sold in the private placement consisted of one share of our common stock and a warrant to purchase one-half (1/2) of one share of common stock at an exercise price of $3.00 per share, subject to adjustment.
The warrants provide that the holder shall have the right, at any time after March 30, 2007, but prior to the earlier of (i) ten business days’ after we have properly provided written notice to all such holders of a call event (as described below) or (ii) March 30, 2012, to acquire shares of common stock upon the payment of $3.00 per warrant share, or the exercise price. We also have the right to call the outstanding warrants in a call event at any point after which the volume weighted average trading price per share of the common stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share, provided that certain other conditions have been satisfied, in which case the warrants will expire if not exercised within ten business days thereafter. The warrants also include weighted average anti-dilution adjustment provisions for issuances of securities below $3.00 during the first two years following the date of issuance of the warrants, subject to customary exceptions.
We also entered into a Registration Rights Agreement, dated March 30, 2007, with the investors. Under the terms of the Registration Rights Agreement, we agreed to prepare and file with the Securities and Exchange Commission, as soon as possible but in any event within 30 days following the later of the date we are required to file our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 or the date of the Registration Rights Agreement, a registration statement on Form SB-2 covering the resale of our common stock and warrants for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended. Subject to limited exceptions, we also agreed to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act as soon as practicable but, in any event, no later than 90 days following the date of the Registration Rights Agreement (or 150 days following the date of the Registration Rights Agreement in the event the registration statement is subject to review by the Securities and Exchange Commission), and we agreed to use our reasonable best efforts to keep the registration statement effective until the date that is two years after the date the registration statement is declared effective or such earlier date when all of the securities covered by the registration statement have been sold or may be sold under Rule 144(k).
Oppenheimer & Co. Inc. acted as lead placement agent on a “best efforts” basis along with Sanders Morris Harris Inc. and Roth Capital Partners in the private placement and we paid to the placement agents an aggregate fee of $787,500, plus the reimbursement of certain expenses. We also issued to each of the placement agents warrants to purchase in the aggregate 350,000 shares of our common stock at an exercise price of $2.80 per share, which warrants also have registration rights as described above.

Certain of our directors and executive officers also entered into Lock-Up Agreements, dated March 30, 2007, with Oppenheimer & Co., Inc., under which these certain directors and executive officers agreed, among other things, not to sell or transfer any shares of our common stock during the period from March 28, 2007 until and through the later of three months from the closing of the private placement or 45 days following the effective date of any registration statement.
We also agreed, pursuant to the terms of the Securities Purchase Agreement, that for a period of 90 days after the effective date of the initial registration statement required to be filed by us under the Registration Rights Agreement, we shall not, subject to certain exceptions, offer, sell, grant any option to purchase, or otherwise dispose of any equity securities or equity equivalent securities, including any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, our capital stock and other of our securities.
The issuance of the common stock and warrants in the private placement was made in reliance on the exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. Each of the certificates representing shares of common stock issued and sold in the private placement and each of the warrants contain restrictive legends preventing the sale, transfer or other disposition of such shares and warrants, as the case may be, unless registered under the Securities Act. We have agreed to file a registration statement for the resale of the shares and the warrants.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 2, 2007